Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Yum! Brands, Inc.:

We consent to the incorporation by reference in the registration statements listed below of Yum! Brands, Inc. and Subsidiaries (the Company) of our report dated February 19, 2020, with respect to the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ deficit for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10‑K of the Company.
Our report refers to a change in the method of accounting for leases in fiscal year 2019 due to the adoption of
Topic 842, Leases, and for revenue from contracts with customers in fiscal year 2018 due to the adoption of
Topic 606, Revenue from Contracts with Customers.

Description	Registration Statement Number
Form S-3
YUM! Direct Stock Purchase Program	333-46242
Debt Securities	333-188216
Form S-8
Restaurant Deferred Compensation Program	333-36877, 333-32050
Executive Income Deferral Program	333-36955
SharePower Stock Option Plan	333-36961
YUM! Brands 401(k) Plan	333-36893, 333-32048, 333-109300
Yum! Brands, Inc. Restaurant General Manager Stock Option Plan	333-64547
Yum! Brands, Inc. Long-Term Incentive Plan	333-32052, 333-109299, 333-170929, 333-223152

/s/ KPMG LLP

Louisville, Kentucky
February 19, 2020